CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

February 9, 2017

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: CIRCOR International, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 23, 2016
Form 10-Q for the Period Ended October 2, 2016
Filed October 28, 2016
Form 8-K
Filed October 28, 2016 and December 22, 2016
File No. 1-14962

Dear Mr. O’Brien:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “CIRCOR,” “we,” “us,” or “our”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2015, Form 10-Q for the period ended October 2, 2016, Form 8-K filed on October 28, 2016, and Form 8-K filed on December 22, 2016 (file No. 1-14962) as set forth in the Staff’s letter dated and received by the Company on February 1, 2017.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4 - Special Charges

Comment No. 1
In addition to restructuring charges, the “Special Charges” line item apparently includes litigation settlements and amortization of acquired intangible assets. As these types of costs are recurring, please remove the statement that they are not reflective of your on- going or core operational results. Refer to Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acknowledge the Staff’s comment and will, in future filings, remove the statement that these items are not reflective of our on-going or core operational results. Supplementally to the Staff, we note that amortization of acquired intangible assets are not recorded in the Special charges, net caption on our Statements of Income but rather within Selling, general, and administrative expenses or Cost of revenues depending upon the nature of the intangible asset acquired. The suggested revisions to our disclosures will be applied prospectively in our Forms 10-K and 10-Q as shown below.

“Special and restructuring charges, net consist of restructuring costs (including certain costs to exit a product line or program) as well as special charges such as significant litigation settlements and other transactions (charges and recoveries) that are described below. Certain other special and restructuring charges, such as inventory-related items, may be recorded in cost of revenues given the nature of the item. All items described below are recorded in Special and restructuring charges, net on our consolidated statements of income.”

Form 10-Q for the Period Ended September 30, 2016

Note 12. Income Taxes, page 14

Comment No. 2
We note your response to comment 2 of our letter dated December 14, 2016. During the quarter ended October 2, 2016, you determined that a portion of your foreign earnings were not permanently reinvested within the meaning of ASC 740-30-25-17. You estimated that approximately $34 million would be repatriated to the U.S. in the fourth quarter of 2016. Please help us better understand the facts and circumstances which led to your determination that these funds should be repatriated and correspondingly the amount to repatriate. As of December 31, 2015, undistributed earnings of foreign subsidiaries amounted to $202.8 million and were considered to be indefinitely reinvested and accordingly no provision for U.S. federal and state income taxes was recorded. Upon your planned repatriation of the approximately $34 million, please tell us how you were able to conclude that the remainder of your undistributed earnings of foreign subsidiaries should continue to be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Response: We acknowledge the Staff’s comment and supplementally provide the following responses:

•	Determination to repatriate and how much to repatriate:

CIRCOR has significant operations outside the United States. It is the Company’s policy to indefinitely reinvest the earnings of its foreign subsidiaries as they are needed in the foreign jurisdiction to fund working capital needs for operations, capital expenditures, acquisitions outside the United Sates and other general corporate purposes. For example, we used such funds to acquire Schroedahl, a German-based valve manufacturer, in April 2015. Also, as part of our policy, the Company may elect to repatriate cash to the United States if doing so can be done in a tax efficient manner.

CIRCOR’s cash management function meets regularly to evaluate our global cash position and requirements, intercompany borrowings, and to reaffirm our strategic cash deployment strategy. The following facts and circumstances, which were shared with our Board of Directors in September 2016, led to our determination that certain foreign earnings from our Luxembourg subsidiary should be repatriated:

a.
We identified certain international locations for which historical capital needs would either be reduced (given the downturn in the Oil & Gas market) or eliminated due to structural restructuring initiatives (moving international manufacturing to lower cost locations).

b.	A determination that a US acquisition was more likely than an international one. In fact, we acquired Critical Flow Solutions, a US-based business on October 12, 2016.

c.
While our credit facility and cash on hand in the US was adequate to fund acquisitions and other capital needs, we were able to repatriate $32 million of cash in a tax efficient manner that allowed us to reduce our debt level.

d.
We determined that $32 million would be an appropriate amount of cash to repatriate by evaluating the ongoing cash needs of our international operations. After the repatriation, we would have approximately $52 million of cash in our international locations at the end of our third quarter. This $52 million is spread across a number of different legal entities and we determined that it would be adequate for their working capital and general corporate purposes.

The Company’s determination to repatriate a portion of earnings to the U.S. is consistent with ASC 740-30-25-17 because the repatriation was accomplished in a tax efficient manner.

•	Remainder of undistributed earnings continue to be permanently reinvested:

At the end of September 2016, our cash, cash equivalents, and short-term investments totaled $85.0 million, substantially all of which was held in foreign bank accounts. This amount is substantially less than the $202.8 million of undistributed earnings of foreign subsidiaries which we considered to be permanently reinvested as of December 31, 2015. Such undistributed earnings of foreign subsidiaries should continue to be indefinitely reinvested as the Company's cash balance outside the US is needed to fund our international working capital needs as well as potential non-US acquisitions.  The Company continues to pursue non-US acquisitions and any excess cash will be used to fund such acquisitions. An example of this is our April 2015 acquisition of Schroedahl mentioned above. Additionally, the Company’s U.S. operations are not expected to require access to this cash.

Form 8-K Filed October 28, 2016

Use of Non-GAAP Measures, page 3

Comment No. 3
We note your response to comment 3 of our letter dated December 14, 2016. Your response indicates that there are two items included in the non-GAAP amounts presented in quarterly earnings releases furnished on your Forms 8-K which are not reflected in the special charges, net line item presented on the face of your statements of income. These two items are restructuring related inventory charges and amortization expenses related to intangible assets. However, we note that the disclosures on page 51 of your Form 10-K for the year ended December 31, 2015 indicate that this line item includes the amortization of acquired intangible assets. Please clarify how the amortization expenses of acquired intangible assets are reflected on your statements of income. Given the significance of the special charges, net line item in certain periods, please provide better clarifying disclosures regarding the components of this line item which should include both the nature of each component and the corresponding amount.

Response:

We acknowledge the Staff’s comment and note that amortization of acquired intangible assets are not recorded in the Special charges, net line of our consolidated statements of income but rather within Selling, general, and administrative expenses or Cost of revenues depending upon the nature of the intangible asset acquired. The disclosure on page 51 of the 2015 Form 10-K is incorrect. Please refer to our response to comment 1 above for the revised disclosure which will be applied prospectively in our SEC filings.

In addition, we propose to revise our disclosure from the 2015 Form 10-K to provide better clarity regarding the components we consider as special or restructuring including both their nature and corresponding amount. Accordingly, we are attaching an addendum to this letter with the revised disclosure for your consideration. We believe it would be beneficial to the reader if we segregate the disclosures between those that are restructuring-related and those that are classified as special and where such amounts are reflected on the consolidated statements of income.

Form 8-K Filed December 22, 2016

Comment No. 4
Please provide us with a summary of your income significance tests pursuant to Rule 1-02(w) of Regulation S-X to demonstrate how you determined that audited financial statements for only the most recent fiscal year need to be provided pursuant to Rule 3-05(b)(2) of Regulation S-X.

Response: We acknowledge the Staff’s comments and supplementally note the following:

In preparing the income significance test pursuant to Rule 1-02(w), we utilized Downstream’s Income Before Income Taxes for the year ended June 30, 2016 of $10,472,000 as the numerator.  The year ended June 30, 2016 was Downstream’s most recently completed fiscal year and the audited financial statements were filed with the Form 8-K.  For the denominator, we utilized $48,336,000 which represents the five year average (2011 to 2015) of CIRCOR’s Income Before Income Taxes.  This five year average was used in accordance with Note 2 to Rule 1.02(w) which stipulates that “…if the income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five years then the average income should be substituted for purposes of the computation.”  CIRCOR’s 2015 Income Before Income Taxes of $22,428,000 is 54% lower than the five year average of $48,336,000.

Using the amounts noted above, the significance test results in 21.7%.  Since this result is greater than 20% but less than 40%, we determined that one year of audited financials were required pursuant to Rule 3-05(b)(2) of Regulation S-X.

Comment No. 5
In preparing your pro forma statement of operations for the year ended December 31, 2015, please help us understand why you used the twelve months ended March 31, 2016 rather than the twelve months ended December 31, 2015. In this regard, we note that the three months ended March 31, 2016 for Downstream have been reflected in both the pro forma statements of operations for the six months ended July 3, 2016 as well as the twelve months ended December 31, 2015.

Response: We acknowledge the Staff’s comments and supplementally note the following:

Since Downstream’s fiscal year end of June 30, 2016 differed from CIRCOR’s by more than 93 days, we utilized Downstream’s audited financial statements from its most recently completed fiscal year and then adjusted them to reflect the year ended March 31, 2016. In this way, we made the minimal amount of adjustments required to conform the financial statements such that the year-end periods were less than 93 days apart. Further, since Downstream was carved out of a much larger predecessor company, financial statements for the year ended December 31, 2015 were not prepared or available.

We acknowledge that Downstream’s three months ended March 31, 2016 was reflected in determining the pro forma amounts for the year ended December 31, 2015 for CIRCOR as permitted (i.e., within 93 days of our year-end). In addition, the March 31, 2016 period also included for the CIRCOR pro forma six months ended July 3, 2016 as the period naturally falls into that calendar period. We further acknowledge that our Form 8-K should have disclosed the nature and circumstances as well as the revenues and income for including the duplicative March 31, 2016 periods in the pro forma. We believe the 12 months ended March 31, 2016 are comparable of the twelve months ended December 31, 2015 and did not exclude or include any periods or any information that would render the pro forma statements misleading. We do not believe the lack of disclosure has a significant impact on the relevancy of the pro forma statements.

* * * * *

As previously discussed, we would like to file our 2016 Form 10-K by February 17, 2016 after our Q4, 2016 earnings call. Your prompt attention to our responses would be appreciated so we may reflect the changes discussed above in final form. If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210, or by email Rajeev.Bhalla@circor.com.

Very truly yours,

/s/ Rajeev Bhalla
Rajeev Bhalla
Executive Vice President, Chief Financial Officer

Cc:
Nudrat Salik, SEC Staff
Heidi Steele, McDermott Will & Emery LLP
Jennifer Allen, CIRCOR SVP & General Counsel

Addendum
In reference to Comment No.’s 1 and 3, below is revised disclosure from our 2015 Form 10-K.

(4)    Special and Restructuring Charges, net

Special and Restructuring Charges, net

Special and restructuring charges, net consist of restructuring costs (including costs to exit a product line or program) as well as certain special charges such as significant litigation settlements and other transactions (charges or recoveries) that are described below. All items described below are recorded in Special and restructuring charges, net on our consolidated statements of income. Certain other special and restructuring charges may be recorded in cost of revenues given the nature of the item, such as inventory related items.

The table below (in thousands) summarizes the amounts recorded within the special and restructuring charges, net caption for the periods ending December 31, 2015, 2014, and 2013:

	Special & Restructuring Charges, net
	For the year ended December 31,
	2015	2014	2013
Special charges, net	$9,720	$7,491	$(2,008)
Restructuring charges, net	4,634	5,246	10,610
Total special and restructuring charges, net	$14,354	$12,737	$8,602

Special Charges, net

The table below (in thousands) outlines the special charges, net recorded for the year ending December 31, 2015:

	Special Charges, net
	For the year ended December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Divestiture recoveries	(2)	(1,042)	—	(1,044)
Acquisition related charges	919	—	—	919
Brazil closure	8,650	—	775	9,425
Executive retirement charges	—	—	420	420
Total special charges, net	$9,567	$(1,042)	$1,195	$9,720

Divestiture gains: On January 6, 2015 we announced the divestiture of two of our non-core businesses as part of our simplification strategy. The Energy divestiture was substantially completed in the fourth quarter of 2014 with the related charge recorded in 2014. During the first quarter of 2015, the Aerospace & Defense divestiture was substantially completed and we recorded a gain of $1.0 million.

Acquisition related charges: On April 15, 2015, we acquired Germany-based Schroedahl, a privately-owned manufacturer of safety and control valves primarily in the power generation market. In connection with our acquisition of Schroedahl, we recorded acquisition related professional fees as a special charge.

Brazil closure: On November 3, 2015 the Board of Directors approved the closure and exit of our Brazil manufacturing operations due to the economic realities in Brazil and the ongoing challenges with our only significant end customer, Petrobras. CIRCOR Brazil has reported substantial operating losses every year since it was acquired in 2011 while the underlying market conditions and outlook have deteriorated. In connection with the closure, we recorded $8.7 million in charges within our

Energy Segment during the year ended December 31, 2015. These charges relate to: the realizability of the value added tax recoverable for $4.4 million as our exit will stop future sales which are needed to recover these taxes paid, supplier cancellation penalties of $1.6 million as we have fixed purchase commitments which will be canceled, customer cancellation penalties of $1.1 million, litigation claims of $0.5 million that we deem probable for risk of loss, professional fees $0.3 million, and other charges of $0.8 million. In addition, during the fourth quarter of 2015, we recorded $0.8 million of professional fees associated with the Brazil matter at Corporate. As of December 31, 2015, our remaining Brazil assets, were $7.1 million of which $4.2 million relates to inventory, $1.0 million to accounts receivable, and $1.0 million to cash.

Executive Retirement Charges: During the first quarter of 2015, we recorded charges of $0.4 million associated with the retirement of our Energy President. These charges primarily related to equity award modification charges.

The table below (in thousands) outlines the special charges, net recorded for the year ending December 31, 2014:

	Special Charges, net
	For the year ended December 31, 2014
	Energy	Aerospace & Defense	Corporate	Total
Watts settlement	—	—	300	300
Divestitures	2,983	430	—	3,413
Energy settlement	(210)	—	—	(210)
Customer settlement	6,232	—	—	6,232
TMW settlement	—	(2,243)	—	(2,243)
Total special charges, net	$9,005	$(1,813)	$300	$7,492

Watts Legal Settlement: On March 28, 2014, we settled a dispute for $1.5 million with Watts Water Technologies, Inc. Accordingly, we recorded a $0.3 million charge in the quarter, net of amounts previously accrued.

Divestitures: On January 6, 2015 we announced the divestiture of two of our non-core businesses as part of our simplification strategy. During the fourth quarter of 2014, we recorded $3.4 million of charges associated with losses related to these divestitures.

Energy Legal Settlement: During the fourth quarter of 2014, we recorded a gain of $0.2 million in connection with revaluing certain liabilities recorded in connection with a 2013 Energy segment purchase price arbitration settlement.

Customer Settlement: In February 2015, we agreed to resolve a longstanding customer dispute regarding our design and fabrication of cable protection systems for an off-shore windfarm, a product line in which we no longer are involved.  The resolution of this dispute was recorded as a charge during the fourth quarter of 2014 in the amount of $6.2 million.

TMW settlement: On January 24, 2014, we reached a settlement on the T.M.W. Corporation ("TMW") arbitration where it was agreed that TMW would waive all rights to amounts due from us under a contingent consideration promissory note established at the time of acquisition, resulting in a gain of approximately $2.2 million during the first quarter of 2014.

The table below (in thousands) outlines the special charges, net recorded for the year ending December 31, 2013:

	Special Charges, net
	For the year ended December 31, 2013
	Energy	Aerospace & Defense	Corporate	Total
CFO retirement charges	—	—	1,144	1,144
Energy settlement	(3,151)	—	—	(3,151)
Total special charges, net	$(3,151)	$—	$1,144	$(2,007)

CFO Retirement Charges: During 2013 we announced that our Chief Financial Officer would be retiring and recorded charges of $1.1 million primarily related to one time cash payments and equity award modifications.

Energy Settlement: On July 12, 2013 we agreed on the Energy Settlement and received a refund of a portion of the purchase price which resulted in a gain of approximately $3.2 million during the third quarter of 2013. This gain was recorded as a special recovery during the third quarter of 2013.

Restructuring Charges, net

The tables below (in thousands) outline the charges (or any recoveries) associated with restructuring actions recorded for the year ending December 31, 2015, 2014, and 2013. A description of the restructuring actions is provided in the section titled "Restructuring Programs Summary" below.

	Restructuring Charges / (Recoveries)
	As of and for the year ended December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses (recoveries)	$(376)	$257	$—	$(119)
Employee related expenses	3,422	1,331	—	4,753
Total restructuring charges, net	$3,046	$1,588	$—	$4,634

Accrued restructuring charges as of December 31, 2014				$1,645
Total year to date charges, net (shown above)				4,634
Charges paid / settled, net				(5,616)
Accrued restructuring charges as of December 31, 2015				$663

The restructuring related charges incurred to date that remain as of December 31, 2015 are expected to be paid in cash or settled during the first half of 2016.

	Restructuring Charges / (Recoveries)
	As of and for the year ended December 31, 2014
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses	$447	$252	$—	$699
Employee related expenses	1,923	2,307	317	4,547
Total restructuring charges, net	$2,370	$2,559	$317	$5,246

Accrued restructuring charges as of December 31, 2013				$3,063
Total year to date charges, net (shown above)				5,246
Charges paid / settled, net				(6,664)
Accrued restructuring charges as of December 31, 2014				$1,645

	Restructuring Charges / (Recoveries)
	As of and for the year ended December 31, 2013
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses	$2,432	$2,933	$—	$5,365
Employee related expenses	2,959	2,286	—	5,245
Total restructuring charges	$5,391	$5,219	$—	$10,610

Accrued restructuring charges as of December 31, 2012				$800
Total year to date charges, net (shown above)				10,610
Charges paid / settled, net				(8,374)
Accrued restructuring charges as of December 31, 2013				$3,036

Restructuring Programs Summary

As specific restructuring programs are announced, the amounts associated with that particular action may be recorded in periods other than when announced to comply with the applicable accounting rules. For example, the 2014 Announced Restructuring Program’s total cost may be recorded in 2014 and 2015. The amounts shown below reflect the total cost for that restructuring program.

On February 18, 2015, we announced a restructuring action ("2015 Announced Restructuring"), under which we continued to simplify our businesses. Under this action, we reduced certain general, administrative and manufacturing related expenses primarily personnel related. The following table (in thousands) summarizes the total program costs for the 2015 Announced Restructuring as of December 31, 2015. Charges with this action were finalized in the fourth quarter of 2015. We do not anticipate any additional restructuring related charges associated with the 2015 Announced Restructuring action.

	2015 Announced Restructuring Charges / (Recoveries), net as of December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses - incurred to date	$(382)	$257	$—	$(125)
Employee related expenses - incurred to date	3,425	740	—	4,165
Total restructuring related charges - incurred to date	$3,043	$997	$—	$4,040

On April 22, 2014, we announced additional restructuring actions ("2014 Announced Restructuring"), under which we continued to simplify our businesses. Under this action, we reduced certain general and administrative expenses, including the reduction of certain management layers, and closing a number of smaller facilities. The following table (in thousands) summarizes the total program costs for the 2014 Announced Restructuring as of December 31, 2015. Charges with this action were finalized in the second quarter of 2015. We do not anticipate any additional restructuring related charges associated with the 2014 Announced Restructuring action.

	2014 Announced Restructuring Charges / (Recoveries), net as of December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses - incurred to date	$(64)	$95	$—	$31
Employee related expenses - incurred to date	1,463	2,956	317	4,736
Total restructuring related charges - incurred to date	$1,399	$3,051	$317	$4,767

On August 1, 2013 and October 31, 2013, we announced restructuring actions associated with our Energy and Aerospace & Defense segments under which we simplified the manner in which we managed our businesses ("2013 Announced Restructuring"). Under these actions, we consolidated facilities, shifted expenses to lower cost regions, restructured certain non-strategic product lines, and also consolidated our group structure from three groups to two, reducing management layers and administrative expenses. The following table (in thousands) summarizes the total program cost for the 2013 Announced Restructuring as of December 31, 2015. Charges with this action were finalized in the second quarter of 2014. We do not anticipate any additional restructuring charges to be incurred associated with the 2013 Announced Restructuring action.

	2013 Announced Restructuring Charges / (Recoveries), net as of December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses - incurred to date	$2,117	$473	$—	$2,590
Employee related expenses - incurred to date	2,945	1,519	—	4,464
Total restructuring related charges - incurred to date	$5,062	$1,992	$—	$7,054

During the third quarter of 2012, we announced restructuring actions in the Energy and Aerospace & Defense segments including actions to consolidate facilities, shift expenses to lower cost regions, and restructure some non-strategic product lines
("2012 Announced Restructuring"). The following table (in thousands) summarizes our inception to date 2012 Announced Restructuring related charges incurred as of December 31, 2015. Charges with this action began in the third quarter of 2012 and were finalized in the fourth quarter of 2013. We do not anticipate any additional restructuring charges to be incurred associated with the 2012 Announced Restructuring action.

	2012 Announced Restructuring Charges / (Recoveries), net as of December 31, 2015
	Energy	Aerospace & Defense	Corporate	Total
Facility related expenses - incurred to date	$2,270	$2,854	$—	$5,124
Employee related expenses - incurred to date	1,085	968	—	2,053
Total restructuring related charges - incurred to date	$3,355	$3,822	$—	$7,177

Additional Restructuring Charges

In conjunction with the restructuring actions noted above, we incur certain costs, primarily related to inventory, that are recorded in cost of revenues instead of special and restructuring charges. Such restructuring-related amounts totaled $9.4 million, $8.0 million, and $0.7 million for the years ending December 31, 2015, 2014 and 2013, respectively, and are described further below.

During the third and fourth quarters of 2015, we recorded restructuring related inventory charges of $6.4 million and $0.5 million, respectively, associated with the closure of manufacturing operations and the exit of the gate, globe and check valves product line in Brazil. As of December 31, 2015, our remaining Brazil inventory balance is $4.2 million which we believe is recoverable based upon our net realizable value calculations which consider current customer backlog and utilization of inventory within other CIRCOR business units. We expect most of this inventory to be shipped to one customer by the end of Q1 2016.

During the second quarter of 2015, we recorded restructuring related inventory charges of $0.2 million associated with the exit of our Energy segment cable protection product line.
During the second and fourth quarters of 2015, in connection with the restructuring of certain structural landing gear product lines, we recorded inventory related charges of $1.9 million, and $0.4 million, respectively, within the Aerospace & Defense segment. As of December 31, 2015, our remaining structural landing gear product line inventory balance is $1.4 million which we believe is recoverable based upon our net realizable value analysis.

During the second and third quarters of 2014, in connection with the restructuring of certain structural landing gear product lines, we recorded inventory related charges of $5.1 million and $2.9 million, respectively, within the Aerospace & Defense segment.

During 2013, we recorded inventory related charges of $0.4 million and $0.3 million within our Aerospace & Defense segment and Energy segment, respectively for the exit of non-strategic product lines.